[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

September 26, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  H. Christopher Owings
Assistant Director

Re:	Asia Time Corporation
Registration Statement on Form S-1
Filed February 14, 2007
File No. 333-140692

Dear Mr. Owings:

On behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”), to registration statement that was originally filed on Form S-1 on February 14, 2007 and as amended by Amendment No. 1 on Form S-1/A filed on June 14, 2007 (“Amendment No. 1”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 2, in a clean and redline version marked to show changes from Amendment No. 1. We have been advised that changes in Amendment No. 2 from Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated July 10, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.    Comment: The first sentence is inappropriate. Please delete.

Response: We respectfully note your comment and have deleted the first sentence accordingly.

Recent Events, page 3

2.	Comment: Please tell us how you accounted for the payment to the stockholders of SRKP 9 disclosed in the second paragraph under the "Completion of the Share Exchange" heading.

Response: We respectfully note your comment and supplementally inform you that the Company accounted for the payment to the stockholders of SRKP 9 by recognizing it as a reduction of advance from related parties of $33,000 and additional paid-in capital of $317,000.

Risk Factors, page 7

H. Christopher Owings
September 26, 2007

We are dependent on foreign manufacturers and subject to trade regulations which expose us to political and economic risk.

3.
Comment: As we indicated in comment 12 in our letter dated March 16, 2007, you state that a significant portion of watch movements sold by you are manufactured by foreign companies. Please specify the foreign jurisdictions to which you are making reference and the applicable trade regulations that cause this risk factor to be relevant to you.

Response: We respectfully note your comment and have specified that Japan is the foreign jurisdiction to which we are making reference and the applicable trade regulations that cause this risk factor to be relevant to the Company.

Dilution, page 19

4.	Comment: Please tell us how you derived net tangible book value disclosed in the second paragraph.

Response: We respectfully note your comment and supplementally provide the calculation for the net tangible book value below. Please note that the calculation has been updated to information as of June 30, 2007 from the March 31, 2007 information as set forth in the previous amendment.

ASIA TIME CORP June 30, 2007 (unaudited)

Total assets	$33,252,712
Less intangible assets	(274,210)

Total tangible assets	$32,978,502
Less total liabilities	(19,322,331)

Net tangible book value	$13,656,171

Net tangible book value per share	$0.59

Shares used for net tangible book value per share calculated	23,156,629

Selected Consolidated Financial Data, page 21

5.
Comment: Please revise your presentation of dividends per share of common stock to reflect cash dividends declared per common share during each of the periods presented as basic and diluted dividends per common share are not required by Item 301 of Regulation S-K. Similarly revise summary financial data on page 6.

Response: We respectfully note your comment and have revised our presentation of dividends per share of common stock to reflect cash dividends declared per common share for each of the periods presented.

H. Christopher Owings
September 26, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 26

6.
Comment: We note the revisions to your disclosure in response to comment 20 in our letter dated March 16, 2007. Please disclose the nature of usual and unusual tax losses not recognized in your discussions of income taxes on pages 28 and 29. Please also explain to us why these items affect your effective tax rate.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Liquidity and Capital Resources, page 29

7.
Comment: Please revise your discussions of cash flows from operating activities for three months ended March 31, 2007 compared to the corresponding period in 2006 to describe the increase in accounts receivable and decrease in inventories including the underlying reasons for the changes. Please specifically address any significant changes in credit terms, product supply shortages and other factors contributing to the changes. Please also include a discussion of operating cash flows for fiscal 2005 as compared to fiscal 2004. Refer to Item 303 of Regulation S-K.

Response: We respectfully note your comment and have revised the disclosure accordingly. Please note that the discussion now includes a discussion of the of the Company’s cash flows for the six months ended June 30, 2007 as compared to the same period in 2006. We have also added a discussion of cash flows for fiscal 2005 as compared to 2004.

8.
Comment: Please provide a more informative discussion and analysis of cash flows used in investing activities for each period presented. In doing so, describe your acquisitions of leasehold lands, acquisition of held-to-maturity investments, acquisitions of plant and equipment and disposal of intangible assets. Please also include a discussion and analysis of cash flows used in investing activities and provided by financing activities for fiscal 2005 as compared to fiscal 2004. Refer to Item 303 of Regulation S-K.

Response: We respectfully note your comment and have revised the disclosure accordingly. We have also added a discussion of cash flows for fiscal 2005 as compared to 2004.

9.
Comment: We note the revisions to your disclosure in response to comment 22 in our letter dated March 16, 2007 and we re-issue part of our previous comment. Please describe the factors underlying the changes in your inventory turnover ratio and average days of accounts receivable outstanding in the fifth paragraph on page 30.

Response: We respectfully note your comment and have revised the disclosure accordingly.

New Accounting, Pronouncements, page 31

10.
Comment: Please disclose whether or not you adopted recently issued accounting standards that were effective during the most recent fiscal year. To the extent applicable, please also provide the disclosures required by the transitional disclosure requirements of the standards including the effect, if any, on net income and earnings per share. The additional disclosures should also be reflected in recent accounting pronouncements on page F-38.

H. Christopher Owings
September 26, 2007

Response: We respectfully note your comment and have revised the disclosures accordingly. Please note that we have omitted those accounting pronouncements that are not required as a “New Accounting Pronouncement.”

Description of Business, page 34 Products, page 35

11.	Comment: Please state the percentage of your watch movement products acquired from ETA SA Manufacture Horlogere Suisse.

Response: We respectfully note your comment and have stated the percentage of our watch movement products acquired from ETA SA Manufacture Horlogere Suisse, which supplied us with less than 1% of watch movements. We have revised the disclosure to reflect the foregoing.

Strategy, page 35

12.
Comment: Please indicate here and under liquidity and capital resources when you plan to manufacture your own brands of quartz and mechanical movements in-house. We note that up to $5.5 million will be required to obtain the facilities and equipment necessary. Also indicate when you will expand your sales force in order to develop closer ties with your existing brands and distributors. Describe in further detail any steps you have taken toward achieving these objectives and other future plans.

Response: We respectfully note your comment and revised the disclosure under both Strategy and Liquidity and Capital Resources accordingly.

Management, page 39

Compensation Discussion and Analysis, page 39

13.
Comment: Please revise your discussion to elaborate upon the Company and individual achievements you refer to as it relates to amounts of bonuses to be paid. Specifically, provide greater detail explaining how you determine the amount based upon the factors you mention. For example, please disclose whether there is a particular level of revenues that you would expect the company to achieve before a bonus would be appropriate. Also, explain what weight is given to each of the factors you mention both within Company and individual achievements and amongst those two categories. Refer to Item 402(b)(1)(y) of Regulation S-K.

Response: We respectfully note your comment and have revised the Compensation Discussion and Analysis accordingly.

14.
Comment: You refer to local geographic area averages and industry averages in Hong Kong and China as it relates to the amount of salary that is paid to your executives. As it appears that you rely on benchmarking, please revise to discuss in more detail the benchmark you use and its components. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

H. Christopher Owings
September 26, 2007

Response: We respectfully note your comment and supplementally inform you that the Company does not utilize a benchmark to determine compensation. We have revised the disclosure to reflect this foregoing.

Director Compensation, page 41

15.	Comment: Please include the names of the two directors in the table and indicate the total compensation as $0.

Response: We respectfully note your comment and have included the names of the two directors in the table and have indicated the total compensation as $0.

Agreement of Kwong Kai Shun, rage 43

16.	Comment: Please refer to comment 30 in our letter of March 16, 2007. Your explanation is unclear as to how the number of shares to be distributed to shareholders will be determined. Please clarify.

Response: We respectfully note your comment and have revised the disclosure to clarify how the number of shares will be calculated.

17.
Comment: As previously requested, please tell us whether Mr. Kwong plans to comply with the tender offer rules if he plans to offer to buy back the Series A Convertible Preferred Stock in the future and whether or not he has initiated this buy back considering the triggering date would appear to have passed on June 30, 2007. Also please file the agreement memorializing these terms as an exhibit to the registration statement, as well as the lock-up agreement.

Response: We respectfully note your comment and supplementally inform you that should Mr. Kwong be required to buy back Series A Convertible Preferred Stock from investors as required by the agreement with such investors, Mr. Kwong is currently of the opinion that such buy back would not constitute a tender offer. We also inform you that both the agreement between Mr. Kwong and the investors and an amendment to that agreement extending the triggering date beyond June 30, 2007 have been filed as exhibits to the registration statement.

Underwriting page 52

18.	Comment: Please disclose in this section that the underwriter, WestPark Capital, acted as the placement agent for your private placement.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Financial Statements, page F-1

19.
Comment: Some of the comments below may result in corrections of errors in the unaudited and audited financial statements included in the filing. If so, please report the accounting errors as prior-period adjustments by restating the financial statements in accordance with paragraph 25 SFAS 154. In doing so, disclose that your previously issued financial statements have been restated along with a description of the nature of the errors and the effect of their correction on each financial statement line item and per-share amount affected for each period presented as required by paragraph 26 of SFAS 154. Please also label the appropriate columns and/or line items as "restated." In addition, when audited financial statements are restated to correct an accounting error, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting firm. Refer to AU Sections 420 and 508 of Codification of Auditing Standards.

H. Christopher Owings
September 26, 2007

Response: We respectfully note your comment and supplementally inform that the Company has concluded that the revisions made per the comments below do not require a restatement under accounting rules

20.
Comment: We note that you gave retroactive effect to the recapitalization disclosed in Note 2 to your unaudited and audited financial statements as of the beginning of the first period reported. The merger of a private operating company into a non-operating public shell corporation is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization, Accordingly, the shares of common stock issued for the net monetary assets of the shell corporation should be reflected as a transaction in the period of the exchange transaction as opposed to the beginning of the first period reported. Please revise your financial statements as appropriate or tell us why a revision is not necessary. In doing so, consider the following matters:

•
The number of shares of common stock issued to the shareholders of the operating company in the exchange transaction should be allocated to balances and equity transactions of the operating company on an equivalent share basis in the audited financial statements;

•
The weighted average number of shares of common stock outstanding and earnings per share amounts presented in the audited financial statements should exclude the shares of common stock issued for the net monetary assets of the shell corporation;

•
The weighted average number of shares of common stock outstanding and earnings per share amounts presented in the unaudited financial statements should reflect the issuance of shares for the net monetary assets of the shell corporation as a current period transaction as of the date of the exchange transaction; and

•
The analysis of changes in common stock and convertible preferred stock in Note 19 to your unaudited financial statements should reflect the issuance of shares for the net monetary assets of the shell corporation as a current period transaction.

Response: We respectfully note your comment and have revised the disclosure accordingly in respect to each of the bullet points in your comment.

21.
Comment: Reference is made to your classification of advances to/from related parties in your statements of cash flows on pages F-5 and F-27. Please tell us why advances from related parties are properly classified as cash flows from operating activities as opposed to cash flows from financing activities. Please also tell us how you classified advances to related parties in your statements of cash flows and why your classification complies with SFAS 95. In your response, please reference the guidance in SFAS 95 that supports your cash flow classifications. If you have offset advances to and from related parties, please tell us why you meet the conditions in paragraph 5 of FIN 39. In addition, we note from the disclosure in the statement of cash flows on page F-5 that you repaid $1.1 million of advances from related parties during the three months ended March 31, 2006. Given the amount of advances from related parties outstanding at December 31, 2005, please explain to us what these payments represent and why the payments are properly presented in the unaudited statement of cash flows.

H. Christopher Owings
September 26, 2007

Response: We respectfully note your comment and have reclassified advances from a related party from cash flows from operating activities to cash flows from financing activities. The advance from/to a related party represent the same person, therefore, net advances is included in the cash flow statement. The balance sheet has also been revised accordingly. The repayment of a $1.1 million advance to us from a related party represents cash drawings of a director

Condensed Consolidated Income Statement, page F-4

22.
Comment: Reference is made to your presentation of basic and diluted earnings per share and the disclosure in Note 9 on page F-15. Basic and diluted earnings per share amounts differ from the amounts computed based on net income and the weighted average number of shares presented on the face. Please advise or revise. Also, in regard to the application of the if-converted method to determine the dilutive effect of your convertible preferred stock, please tell us the basis in GAAP for assuming conversion at the beginning of each period presented as opposed to the date of issuance of the securities. Otherwise, revise as appropriate. Refer to paragraph 26 of SFAS 128.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Condensed Consolidated Statement of Cash Flows, page F-5

23.
Comment: It appears that the "proceeds from issuance of common stocks" line item under cash flows from financing activities includes proceeds from issuance of preferred stock. Please revise the line item description as appropriate. Additionally, please provide us with a reconciliation of proceeds from issuance of equity securities for the most recent interim period to net proceeds stated in the last sentence of the second paragraph under the "Liquidity and Capital Resources" heading on page 29.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Notes to Condensed Consolidated Financial Statements, pace F-15

Note 10. Prepaid expenses and other receivables, page F-15

24.
Comment: Please disclose the nature of the rebate receivable. Please also disclose your accounting policies regarding cash consideration received from vendors in the form of rebates or refunds, including how rebates and refunds are classified in your income statements, how and when you recognize rebates and refunds in income and the method used to allocate rebates and refunds to the underlying transactions. In addition, tell us why rebates are probable and reasonably estimable. Refer to EITF 02-16.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Consolidated Income Statement, page F-25

25.
Comment: Reference is made to your presentation of diluted earnings per share and the related disclosure in Note 8 on page F-44. Please tell us the basis in GAAP for including the convertible preferred stock in your computations of diluted earnings per share for the periods presented. Refer to paragraphs 26 - 28 of SFAS 128. If you determine that you have made an error in computing diluted earnings per share amounts, please revise as appropriate.

H. Christopher Owings
September 26, 2007

Response: We respectfully note your comment and have revised the disclosure accordingly, excluding the convertible preferred stock in the computations of diluted earnings per share for the periods presented.

Consolidated Statement of Cash Flows, page F-27

26.
Comment: We note the corrections to cash flow classifications in response to comments 44 and 45 in our letter dated March 16, 2007. Please disclose that your previously issued consolidated statement of cash flows has been restated along with a description of the nature of each of the classification errors and the effect of the corrections on each financial statement line item affected for each year presented as required by paragraph 26 of SFAS 154. Refer to the comment above regarding restatements of previously issued financial statements.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Note 4. Summary of significant accounting policies, page F-32

27.
Comment: We note your response to comment 47 in our letter dated March 16, 2007 and we re-issue part of our previous comment. Please tell us the amounts of your provisions and reserves for sales returns and allowances for each year presented. If material please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule Il -Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Concentrations of credit risk, page F-33

28.	Comment: Please disclose the total amount of revenues from each customer that represented 10% or more of net sales for each year presented. Refer to paragraph 39 of SFAS 131.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Revenue recognition, page F-36

29.
Comment: We note your response to comments 50 and 51 in our letter dated March 16, 2007 and we re-issue part of our previous comment. Please tell us in detail why your arrangements with customers are not multiple-deliverable arrangements within the scope of EITF 00-21. In doing so, tell us why your value added services should not be considered separate units of accounting. Please specifically address the criteria in paragraph 9 and the considerations in paragraphs 11 through 16 of EITF 00-21. If you determine that value added services represent separate units of accounting and that the remaining performance obligations are inconsequential or perfunctory explain to us how you arrived at that conclusion. Refer to SAB Topic 13:A3.

Response: We respectfully note your comment and have revised the disclosures in the revenue recognition sections accordingly.

Note 5. Other income, page F-42

H. Christopher Owings
September 26, 2007

30.
Comment: We note your response to comment 54 in our letter dated March 16, 2007. Given the disclosure in the last paragraph on page 22 regarding the business functions of your subsidiaries, it is unclear to us why the activities that generate rental, commission, license fee and service fee income do not constitute part of your ongoing major or central operations. Please advise in further detail or revise to include income from these activities in net sales and/or other operating income. Refer to paragraph 78 of CON 6 and the disclosure requirements of Rule 5¬03(b)(1) of Regulation S-X. Additionally, tell us your basis in GAAP for including gains on disposal of intangible assets in non-operating income or revise to include such gains in operating income, Refer to paragraph 45 of SFAS 144.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Note 7. Income taxes, page F-42

31.
Comment: We note your response to comment 55 in our letter dated March 16, 2007 and the revisions to your disclosure. Please explain to us why your accounting for income taxes complies with SFAS 109. In doing so, please tell us to the extent applicable:

•	The nature and amount of deferred tax assets and liabilities for temporary differences, operating loss carryforwards and tax credit carryforwards that were not recognized at each balance sheet date;

•	The amount of the valuation allowance, if any, established to reduce deferred tax assets to the amount that is more likely than not to be realized at each balance sheet date;

•	Why you did not recognized deferred tax assets and liabilities and related deferred income tax expense or benefits for years prior to the most recent year presented;

•	How you determined the current and non-current amount of deferred tax assets and liabilities at the most recent balance sheet date; and

•
The nature of temporary differences not recognized previously, temporary differences not recognized, utilization of tax losses not recognized previously and unused tax losses not recognized and why these line items are properly reflected in the reconciliation of reported income tax expense to the amount of income tax expense that would result from applying the statutory tax rates to pretax income.

Response: We respectfully note your comment and have revised the disclosures in the revenue recognition sections accordingly.

Note 24. Events after the balance sheet date, page F-55

32.
Comment: Please disclose the pertinent rights and privileges of the preferred securities such as dividend and liquidation preferences, participation rights, call prices and dates and voting rights. Refer to SFAS 129.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Selling Stockholders [Alternative Page]

H. Christopher Owings
September 26, 2007

33.
Comment: It does not appear you have addressed all of the factors indicated in comment 61 in our letter of March 16, 2007, including the date on which and the manner in which the selling shareholder received the shares and/or the overlying securities; any relationships among all of the selling shareholders, etc. Please address in further detail all material factors supporting your belief that this is a secondary offering.

Response

Response: We respectfully note your comment and hereby address all of the factors indicated in Comment 61 to your letter dated March 16, 2007.  Pursuant to Rule 415(a)(1)(i), the securities that are to be offered or sold are being offered and sold solely by or on behalf of Kam Yuen and not the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. In the event that Rule 415(a)(1)(i) imposes a limitation on the percentage of the Company’s outstanding stock that may be registered for resale, the Company does not believe that the percentage of the Company’s outstanding common stock that is being registered for resale under the Registration Statement should prevent the Company from relying on Rule 415(a)(1)(i). The Company has recently completed a reverse merger transaction and there has never been a trading market for the Company’s securities. The shares beneficially owned by Kam Yuen is equal to 6.7% of the Company’s issued and outstanding shares of common stock on a non-diluted basis (1,550,388 shares beneficially owned / 23,156,629 shares of common stock outstanding). The Company believes that such level of registration is consistent with the Staff's view and interpretation of Rule 415. In addition, the Company believes that the following information indicates that the registration of the securities is eligible under Rule 415(a)(1)(i):

•
There are no facts in our case that indicate Kam Yuen is acting as a underwriter -- for example, Kam Yuen acquired the subject securities for investment purposes without a view toward resale or distribution in a private placement conducted on January 23, 2007;

•	Kam Yuen is not an affiliate of the Company nor does he have any relationship with the Company or any of the other selling stockholders in the private placement;
•	The securities beneficially owned by Kam Yuen were purchased at the same purchase price ($1.29 per share) as the rest of the selling stockholders listed in the resale prospectus;
•
The dollar value of the shares benefically owned by Kam Yuen registered pursuant to the private placement is $1.29 multiplied by the number of shares beneficially owned by Kan Yuen (1,550,338), which is equal to $2,000,001. The total dollar value of all shares registered by all selling stockholders purusant the private placement is $1.29 multiplied by the number of shares sold in the private placement (2,250,248), which is equal to $2,952,946;

•	The shareholders will not purchase the common stock underlying the convertibe preferred stock at a discount upon conversion; and
•	Kam Yuen is not a broker dealer or an affiliate of a broker dealer, nor are any of the other shareholders who purchased shares in the private placement.

For the foregoing reasons, and for the reasons as set forth in our previous response, we believe that the subject offering is truly a secondary offering, and not a primary offering by the Company.

Form 8-K Filed January 23, 2007

34.	Comment: We note your response to comments 63, 64 and 65 in our letter dated March 16, 2007. Please file an amendment as indicated in your response.

H. Christopher Owings
September 26, 2007

Response: We note your comment and have filed an amendment to the Form 8-K concurrently with the Amendment No. 2 to the Registration Statement. The Form 8-K/A has been revised to, among other things, address the comments 63, 64, and 65.

Form 10-K Filed April 17, 2007

Item 9A. Controls and Procedures

35
Comment: We note your indication that following the Share Exchange the sole business conducted by your company became the business conducted by Times Manufacture, and the officers and directors of Times Manufacture became the officers and directors of your company. You believe these changes will materially affect, or are reasonably likely to materially affect, your internal controls over financial reporting." Revise to disclose, if correct, that there were changes in your internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely, to materially affect, your internal control over financial reporting, rather than stating that there were no changes in internal control, as you do in the previous paragraph.

Response: We respectfully note your comment and have revised the disclosure accordingly as follows: Based on the evaluation of our management as required by paragraph (d) of Rule 13a-15 or 15d-15 of the Exchange Act, there were no changes in our internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Pro Forma Financial Statements, page 24

36.	Comment: Please include a discussion of the private placement of the Series A preferred stock in the introduction on page 24.

Response: We respectfully note your comment and have revised the pro forma financial statements to include a discussion of the private placement of the Series A preferred stock.

37.
Comment: Please tell us your basis for presenting pro forma combined balance sheets and income statements as of and for the years ended December 31, 2005 and 2004 or revise as appropriate. Refer to paragraph (c) of Article 11 of Regulation S-X.

Response: We respectfully note your comment and have revised the pro forma financial statements to remove the information as of and for the years ended December 31, 2005 and 2004.

Pro Forma Combined Income Statement, page 30

38.
Comment: Please include historical earnings per share data of the shell corporation in accordance with paragraph (b)(7) of Article 11 of Regulation S-X giving effect to the stock split disclosed in note 3 on page 31. Also, please revise historical earnings per share data of the operating company to exclude the effect of the recapitalization and issuance of preferred stock. In addition, include footnotes to pro forma earnings per share data that describe the computations of pro forma earnings per share and weighted average number of shares in sufficient detail to make the computations transparent to investors.

H. Christopher Owings
September 26, 2007

Response: We respectfully note your comment and have revised the pro forma financial statements accordingly.

39.
Comment: Reference is made to note 3 on page 31. We view a merger of a private operating company into a non-operating public shell corporation as the issuance of equity by the operating company for the cash of the shell company, and believe transaction costs may be charged directly to equity only to the extent of cash received. Please tell us your basis for reflecting legal and professional fees as a direct charge to equity as opposed to expense. Also tell us how the payment to the shareholders of SRKP 9 disclosed in the second paragraph on page 24 is reflected in the pro forma presentation.

Response: We respectfully note your comment and have revised the pro forma financial statements accordingly.

Financial Statements, page F-1

40.	Comment: Please provide audited financial statements of the shell corporation meeting the requirements of Regulation S-X. Refer to Item 8 of Form 10-K.

Response: We respectfully note your comment and have provided audited financials statements of the shell corporation meeting the requirements of Regulation S-X.

41.
Comment: With respect to the financial statements of the operating company provided pursuant to Rule 3-05(a) of Regulation S-X, please address our comments above to the extent applicable. In that regard, please note that the historical financial statements of the operating company as of and for the years ended December 31, 2006 and 2005 should not reflect the recapitalization as a result of the reverse merger in January 2007. Please revise as appropriate.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Combined Balance Sheet, page F-36

42.
Comment: Refer to comment 40 in our letter dated March 16, 2007. Please revise to state separately related party amounts included in trade and other receivables and trade and other payables. Refer to paragraph 5 of Chapter 1 of ARB 43. Please also revise to classify deposits and prepayments included in trade and other receivables as prepaid expenses and/or other current assets.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Combined Statement of Stockholders' Equity, page F-39

43.
Comment: Refer to comment 43 in our letter dated March 16, 2007, Please include a column setting forth the changes in the number of shares of common stock outstanding during the years presented. Refer to paragraph 10 of APB 12.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Combined Statement of Cash Flows, page F-40

H. Christopher Owings
September 26, 2007

44.	Comment: Refer to comment 44 in our letter dated March 16, 2007. Please revise to reflect dividend income in cash flows from operating activities.

Response: We respectfully note your comment and have revised the disclosure accordingly.

45.	Comment: Refer to comment 45 in our letter dated March 16. 2007. Please revise to reflect changes in bank overdrafts in cash flows from financing activities.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Form 10-Q Filed May 21, 2007

46.
Comment: Please file an amendment that addresses the comments above as applicable. Please note that you are required to file Form 8-K if you conclude that any previously issued financial statements should no longer be relied upon. See Item 4.02 of Form 8-K.

Response: We respectfully note your comment and have revised and filed concurrently with Amendment No. 2 to the Registration Statement an amendment no. 1 to the Form 10-Q. In addition, the Company has filed an amendment to its Form 10-K for the year ended December 31, 2006 and its Form 8-K filed in connection with the closing of the Share Exchange.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned or at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc: Kwong Kai Shun, Asia Time Corporation